UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings

and Similar Plans Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number:	0-15950 (First Busey Corporation)
33-30095 (First Busey Corporation Profit Sharing Plan and Trust)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Busey Corporation Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Busey Corporation

100 W. University Avenue

Champaign, Illinois 61820

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2021 and 2020

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

Champaign, Illinois

FINANCIAL STATEMENTS

December 31, 2021 and 2020

CliftonLarsonAllen LLP CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits and Compensation Committee and Plan Participants

First Busey Corporation Profit Sharing Plan and Trust

Champaign, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1.

Employee Benefits and Compensation Committee and Plan Participants

First Busey Corporation Profit Sharing Plan and Trust

Supplemental Information

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

We have served as the Plan's auditor since 2012.

Milwaukee, Wisconsin

June 29, 2022

2.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

	2021	2020
ASSETS
Participant directed investments, at fair value	$251,733,890	$196,910,478
Cash	106,682	253,196

Receivables:
Employers' contributions	2,830,886	2,545,000
Notes receivable from participants	1,546,972	1,353,607
Total receivables	4,377,858	3,898,607

Liabilities:
Pending trades	-	213,902

NET ASSETS AVAILABLE FOR BENEFITS	$256,218,430	$200,848,379

See accompanying notes to financial statements.

3.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2021

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$22,585,405
Interest and dividends on investments	7,530,921
Total investment income	30,116,326

Interest income from notes receivable from participants	55,440

Contributions:
Employers	6,653,885
Participants	8,010,145
Participant rollovers	31,073,137
Total contributions	45,737,167

Total additions	75,908,933

Deductions from net assets attributed to:
Benefits paid to participants	20,256,659
Administrative expenses	282,223
Total deductions	20,538,882

Net increase	55,370,051

Net assets available for benefits:
Beginning of year	200,848,379

End of year	$256,218,430

See accompanying notes to financial statements.

4.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 1 - PLAN DESCRIPTION

The following description of the First Busey Corporation Profit Sharing Plan and Trust ("the Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries ("the Employers"). Effective January 1, 2022, the Plan was restated to incorporate legislative, regulatory, and administrative updates. Employees are eligible at age 21 to make salary deferrals and receive matching contributions. Employees are eligible for the employer profit sharing contribution at age 21 and after completion of one year of service and working 1,000 hours. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 19, 2021, Glenview State Bank became subject to a merger agreement with First Busey Corporation. On May 18, 2021 Glenview State Bank elected to terminate the Glenview State Bank Tax-Sheltered Savings and Retirement Plan as of the closing date of May 28, 2021 subject to the provisions of ERISA and implemented a plan for liquidation. Participants had the option to roll their account balances into the First Busey Corporation Profit Sharing Plan and Trust, receive a payment of their benefits, or elect to rollover the balance to another qualified plan or individual retirement account.

Contributions: Each year, participants may contribute a percentage of their pretax and after tax annual compensation, as defined in the plan, subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. Eligible participants may also make catch-up contributions to the Plan.

The Employers' contributions to the Plan are determined annually by the Board of Directors. The Employers make safe harbor matching contributions to the Plan equal to a percentage of the first 5% (100% on the first 3% and 50% on the next 2%) of total compensation that a participant contributes to the Plan. The Employers may also make profit sharing contributions as determined by the Board of Directors each year. For the year ended December 31, 2021, the Employer made a profit sharing contribution of approximately 3% of eligible compensation. Contributions are subject to certain limitations.

Participants direct the investment of the contributions into their account into the various investment options offered by the Plan, including First Busey Corporation common stock.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of the Employers' contributions and the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, participant contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Any discretionary profit sharing contributions will be allocated to the Plan in the following year.

Vesting: Participants are immediately vested in their voluntary contributions, the Employers' safe harbor matching contributions, and the respective plan earnings on those contributions.

This information is an integral part of the accompanying financial statements.

5.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

Vesting in the Employers' profit sharing contributions portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service. A participant is 100% vested upon reaching retirement age, death, or disability regardless of years of service.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, from any source except profit sharing or Roth (after tax) accounts. The notes receivable are secured by the balance in the participant's account and bear interest at the prime rate. The notes receivable must be repaid in a maximum of five years unless the proceeds are used to acquire a primary residence, which then must be repaid in a term established at the time of the loan. Interest rates are fixed over the term of the loan. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: During employment, distribution is allowed upon age 59 ½ or due to financial hardship. Upon termination of service, a participant is entitled to receive an amount representing the vested interest in his or her account. Participants whose vested account balance is under $5,000 are paid through a single lump sum amount or a rollover into an IRA. Participants whose vested account balance is over $5,000 may elect to receive their payment either as a lump-sum amount or as installments over a period not longer than the life expectancy of the participant.

Forfeitures: The unvested portion of terminated participants’ accounts plus earnings thereon are forfeited. Forfeitures are used to reduce non-elective employer contributions or to pay plan expenses. During the year ended December 31, 2021, forfeitures of $114,992 were used to pay Plan expenses. Forfeitures for unvested account balances as of December 31, 2021 and 2020 were $22,565 and $43,222, respectively.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan have been prepared using the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results may differ from those estimates.

This information is an integral part of the accompanying financial statements.

6.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition: The Plan's investments are stated at estimated fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits: Benefits are recorded when paid.

Expenses:  Expenses of maintaining the Plan were deducted from the Plan assets. Fees related to the administration of notes receivable from participants and fees related to Qualified Domestic Relations Orders are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation in fair value of investments.

Concentration: As of December 31, 2021 and 2020, approximately 4% of the Plan's investment assets were invested in First Busey Corporation common stock.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

This information is an integral part of the accompanying financial statements.

7.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events: The Plan has evaluated subsequent events through June 29, 2022, the date that the financial statements were issued.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets:
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

This information is an integral part of the accompanying financial statements.

8.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

There have been no changes in the valuation methodologies other than moving managed funds to level 1 based on additional information considered at December 31, 2021. Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Stock fund: Valued at a "unitized" value which moves in direct relationship to First Busey Corporation stock.

Managed funds: Investments in the managed accounts are valued using the NAV of units a readily determinable fair value, which are based on observable market prices for the underlying assets, held by the plan at year-end. The managed funds are not direct filing entities and the Plan owns the underlying assets of the funds.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Money Market Deposit Account: Valued at NAV of the units held by the Plan at year end. NAV is equal to $1.00, and individual participant accounts are Federal Deposit Insurance Corporation (“FDIC”)-insured up to $250,000.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$171,021,105	$-	$-	$171,021,105
Managed funds - mutual funds	62,220,095	-	-	62,220,095
Common stock and stock fund	11,232,144	-	-	11,232,144
Money Market Deposit Account	7,260,546	-	-	7,260,546

Total assets at fair value	$251,733,890	$-	$-	$251,733,890

	2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$133,199,762	$-	$-	$133,199,762
Managed funds - mutual funds	-	47,559,877	-	47,559,877
Common stock and stock fund	8,669,516	-	-	8,669,516
Money Market Deposit Account	7,481,323	-	-	7,481,323

Total assets at fair value	$149,350,601	$47,559,877	$-	$196,910,478

This information is an integral part of the accompanying financial statements.

9.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor's regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employers, and certain others. Fees related to the administration of notes receivable from participants and fees related to Qualified Domestic Relations Orders are paid to parties-in-interest. Other fees to parties-in-interest were paid from revenue sharing and plan assets.

The Plan held the following assets with parties-in-interest at December 31:

Party-in-Interest	Description of Investment	2021	2020
Charles Schwab Bank	Cash	$106,682	$253,196
Charles Schwab Bank	Money Market Deposit Account	7,260,546	7,481,323
First Busey Corporation	Common stock	857,236	730,954
First Busey Corporation	Stock Fund	10,374,908	7,938,562
First Busey Corporation	Managed funds	62,220,095	47,559,877
Participants	Notes receivable	1,546,972	1,353,607

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan.

NOTE 5 - INCOME TAX STATUS

The Employer has adopted a pre-approved plan designed by Ascensus LLC. The Internal Revenue Service (“IRS”) has determined and informed Ascensus LLC by a letter dated June 30, 2020, that the pre-approved plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

This information is an integral part of the accompanying financial statements.

10.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

This information is an integral part of the accompanying financial statements.

11.

SUPPLEMENTAL SCHEDULE

12.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

Name of Plan Sponsor:	First Busey Corporation
Employer Identification Number:	37-1078406
Three-digit Plan Number:	002

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
		Common stock and stock fund:
*	First Busey Corporation	Stock Fund	#	$10,374,908
*	First Busey Corporation	Common stock	#	857,236
				$11,232,144

		Mutual funds:
	American Century	Mid Cap Value Fund	#	470,545
	American Funds	The Growth Fund of America	#	22,379,360
	American Funds	The Income Fund of America	#	7,050,307
	American Funds	Euro Pacific Growth Fund	#	1,457,408
	AQR	Emerging Multi-Style II	#	2,795,409
	Congress	Mid Cap Growth Fund	#	7,724,836
	DFA	US Targeted Value Portfolio	#	4,247,608
	Dodge and Cox	Dodge and Cox Stock Fund	#	8,271,642
	DoubleLine	Core Fixed Income Fund	#	10,400,466
	Federated Hermes	Ultrashort Bond Fund	#	5,322,998
	GMO	Trust International Developed Equity Allocation	#	8,675,777
	T. Rowe Price	Retirement Fund 2010	#	629,940
	T. Rowe Price	Retirement Fund 2015	#	3,200
	T. Rowe Price	Retirement Fund 2020	#	8,855,531
	T. Rowe Price	Retirement Fund 2025	#	2,543,750
	T. Rowe Price	Retirement Fund 2030	#	23,022,130
	T. Rowe Price	Retirement Fund 2035	#	1,358,117
	T. Rowe Price	Retirement Fund 2040	#	12,600,785
	T. Rowe Price	Retirement Fund 2045	#	1,158,001
	T. Rowe Price	Retirement Fund 2050	#	8,007,972
	T. Rowe Price	Retirement Fund 2055	#	599,336
	T. Rowe Price	Retirement Fund 2060	#	2,668,964
	T. Rowe Price	Retirement Fund 2065	#	1,520
	Vanguard	500 Index Fund	#	27,421,412
	Vanguard	Mid Cap Index Admiral	#	1,459,899
	Vanguard	Small Cap Index Admiral	#	1,894,192
				$171,021,105

		Managed funds:
*	First Busey Corporation	Aggressive	#	8,522,718
*	First Busey Corporation	Balanced	#	27,429,156
*	First Busey Corporation	Conservative	#	4,011,392
*	First Busey Corporation	Growth	#	10,685,736
*	First Busey Corporation	Moderate	#	11,571,093
				$62,220,095

		Interest-bearing cash:
*	Charles Schwab Bank	Money Market Deposit Account	#	$7,260,546

		Notes receivable from participants:
*	Participant loans	Interest rates ranging from 3.25% to 7.0% and maturities ranging From January 2022 to September 2034

				$1,546,972
				$253,280,862

* Represents a party-in-interest.

# Investments are participant-directed; therefore, cost information is not disclosed.

13.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) ATTACHMENT

December 31, 2021

Aggressive Managed Fund:
AMERICAN CENTURY MID CAP VALUE CL R6	$263,062
AMERICAN FD GROWTH FD OF AMERICA R6	1,129,525
AMERICAN FUNDS EUROPACIFIC GROWTH R6	791,414
AQR TM EMERGING MULTI-STYLE I	210,853
BLACKROCK ALT CAP STRAT INST	218,736
BLACKROCK EVENT DRIVEN EQTY FD INST	218,852
BROOKFIELD GLBL LIST REAL ESTATE Y	265,083
CALAMOS MARKET NEUTRAL INCM FD CL I	218,851
CONGRESS MID CAP GWTH INST	262,864
DFA EMERGING MKTS SM CAP PORT INSTL	264,532
DFA US TARGETED VALUE PORT INSTL	175,314
DODGE & COX INTL STOCK FD	789,203
DODGE & COX STOCK FU	1,131,343
FEDERATED INST HIGH YIELD BOND FD R6	175,329
STONE RIDGE ASSET MGMT HI YIELD I	218,852
VANGUARD EMRG MKTS BOND FD ADM	263,017
VANGUARD SMALL CAP I	175,389
VANGUARD 500 INDEX F	1,220,577
VIRTUS KAR INTL SMALL CAP R6	176,105
WILLIAM BLAIR EMERG MKTS SM CP GRR6	352,530
CASH	1,287
$8,522,718

Balanced Managed Fund:
AMERICAN CENTURY MID CAP VALUE CL R6	$552,490
AMERICAN FD GROWTH FD OF AMERICA R6	1,916,134
AMERICAN FUNDS EUROPACIFIC GROWTH R6	1,379,738
AQR TM EMERGING MULTI-STYLE I	676,746
BLACKROCK ALT CAP STRAT INST	564,967
BLACKROCK EVENT DRIVEN EQTY FD INST	412,960
BROOKFIELD GLBL LIST REAL ESTATE Y	274,995
CALAMOS MARKET NEUTRAL INCM FD CL I	550,289
CONGRESS MID CAP GWTH INST	276,546
DFA EMERGING MKTS SM CAP PORT INSTL	276,016
DFA US TARGETED VALUE PORT INSTL	276,967
DODGE & COX INTL STOCK FD	1,377,919
DODGE & COX STOCK FU	1,921,775
DOUBLELINE CORE FIXED INCM FD CL I	11,044,526
FEDERATED INST HIGH YIELD BOND FD R6	277,868
FEDERATED ULTRA SHORT BD FD INST SH	826,282
STONE RIDGE ASSET MGMT HI YIELD I	412,545
VANGUARD EMRG MKTS BOND FD ADM	825,777
VANGUARD SMALL CAP I	549,934
VANGUARD 500 INDEX F	2,197,522
VIRTUS KAR INTL SMALL CAP R6	278,525
WILLIAM BLAIR EMERG MKTS SM CP GRR6	553,306
CASH	5,329
$27,429,156

14.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) ATTACHMENT

December 31, 2021

Conservative Managed Fund:
SCHWAB BANK SAVINGS	$201,974
AMERICAN CENTURY MID CAP VALUE CL R6	40,561
AMERICAN FD GROWTH FD OF AMERICA R6	120,333
AMERICAN FUNDS EUROPACIFIC GROWTH R6	80,977
AQR TM EMERGING MULTI-STYLE I	57,430
BLACKROCK ALT CAP STRAT INST	80,810
BLACKROCK EVENT DRIVEN EQTY FD INST	60,469
BROOKFIELD GLBL LIST REAL ESTATE Y	40,806
CALAMOS MARKET NEUTRAL INCM FD CL I	60,695
CONGRESS MID CAP GWTH INST	40,239
DODGE & COX INTL STOCK FD	80,728
DODGE & COX STOCK FU	120,272
DOUBLELINE CORE FIXED INCM FD CL I	2,299,873
FEDERATED INST HIGH YIELD BOND FD R6	40,542
FEDERATED ULTRA SHORT BD FD INST SH	403,586
STONE RIDGE ASSET MGMT HI YIELD I	40,313
VANGUARD EMRG MKTS BOND FD ADM	40,388
VANGUARD SMALL CAP I	40,258
VANGUARD 500 INDEX F	120,326
WILLIAM BLAIR EMERG MKTS SM CP GRR6	40,788
CASH	24
$4,011,392

Growth Managed Fund:
AMERICAN CENTURY MID CAP VALUE CL R6	$216,040
AMERICAN FD GROWTH FD OF AMERICA R6	1,073,629
AMERICAN FUNDS EUROPACIFIC GROWTH R6	761,684
AQR TM EMERGING MULTI-STYLE I	307,180
BLACKROCK ALT CAP STRAT INST	270,212
BLACKROCK EVENT DRIVEN EQTY FD INST	270,428
BROOKFIELD GLBL LIST REAL ESTATE Y	217,205
CALAMOS MARKET NEUTRAL INCM FD CL I	270,429
CONGRESS MID CAP GWTH INST	215,883
DFA EMERGING MKTS SM CAP PORT INSTL	218,178
DFA US TARGETED VALUE PORT INSTL	215,638
DODGE & COX INTL STOCK FD	760,032
DODGE & COX STOCK FU	1,074,607
DOUBLELINE CORE FIXED INCM FD CL I	2,165,837
FEDERATED INST HIGH YIELD BOND FD R6	217,037
STONE RIDGE ASSET MGMT HI YIELD I	270,428
VANGUARD EMRG MKTS BOND FD ADM	325,002
VANGUARD SMALL CAP I	216,722
VANGUARD 500 INDEX F	1,183,028
VIRTUS KAR INTL SMALL CAP R6	108,840
WILLIAM BLAIR EMERG MKTS SM CP GRR6	327,440
CASH	257
$10,685,736

15.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) ATTACHMENT

December 31, 2021

Moderate Managed Fund:
AMERICAN CENTURY MID CAP VALUE CL R6	$116,711
AMERICAN FD GROWTH FD OF AMERICA R6	577,180
AMERICAN FUNDS EUROPACIFIC GROWTH R6	467,344
AQR TM EMERGING MULTI-STYLE I	181,204
BLACKROCK ALT CAP STRAT INST	232,671
BLACKROCK EVENT DRIVEN EQTY FD INST	174,068
BROOKFIELD GLBL LIST REAL ESTATE Y	117,415
CALAMOS MARKET NEUTRAL INCM FD CL I	174,068
CONGRESS MID CAP GWTH INST	116,529
DFA EMERGING MKTS SM CAP PORT INSTL	117,668
DFA US TARGETED VALUE PORT INSTL	116,113
DODGE & COX INTL STOCK FD	466,039
DODGE & COX STOCK FU	578,109
DOUBLELINE CORE FIXED INCM FD CL I	5,811,528
FEDERATED INST HIGH YIELD BOND FD R6	116,443
FEDERATED ULTRA SHORT BD FD INST SH	813,684
STONE RIDGE ASSET MGMT HI YIELD I	115,996
VANGUARD EMRG MKTS BOND FD ADM	232,575
VANGUARD SMALL CAP I	116,626
VANGUARD 500 INDEX F	694,959
VIRTUS KAR INTL SMALL CAP R6	116,766
WILLIAM BLAIR EMERG MKTS SM CP GRR6	117,209
CASH	188
$11,571,093

TOTAL MANAGED FUNDS	$62,220,095

16.

Signature

The Plan Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2022	First Busey Corporation Profit Sharing Plan and Trust

	By:	/s/ Hope McAllister
	Name:	Hope McAllister
	Title:	Executive Vice President, Human Resources

17.

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

EXHIBIT INDEX

TO

ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description

23.1	Consent of CliftonLarsonAllen LLP